UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 17, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: April 17, 2007

LIHIR GOLD LIMITED	Stock market codes:
Incorporated in Papua New Guinea	ASX – LHG
ARBN 069 803 998	NASDAQ – LIHR
POMSoX – LHG
17 April 2007
LGL LAUNCHES A$1.2 BILLION ENTITLEMENTS OFFER AND
PLACEMENT TO FUND FINANCIAL RESTRUCTURE
Lihir Gold Ltd (LGL) is to undertake a major financial restructure, raising up to $1.2 billion in new equity to close out its hedge book, repay its gold loan and other secured debt facilities and provide funding for future developments.
The company will raise the funds through a 1 for 3 accelerated Entitlement Offer to shareholders and a Placement of shares to institutional investors.
Under the Entitlement Offer, eligible shareholders will be invited to subscribe for new LGL shares at a price of $2.30 per share (or K5.40 for eligible retail shareholders resident in PNG), raising up to $1.07 billion.
The Offer price represents a discount of 32% to the closing price of LGL shares on the Australian Stock Exchange on Monday, 16 April, 2007, and a 26% discount to the theoretical ex-entitlements price.
The Placement will raise an additional $120 million, at a price to be determined through a global bookbuild process.
The funds raised will be used for the following purposes:
•	The close-out of the Company’s gold hedge contracts, totalling 934,500 ounces;

•	The early repayment of the Company’s 480,000 ounce gold loan;

•	The repayment of effectively all of LGL’s other secured debt facilities; and

•	Capital expenditure to complete the development of the Ballarat East Project.
The balance of the proceeds will be available to help fund the proposed expansion of production at Lihir Island to more than 1 million ounces of annual gold production (subject to the completion and approval of the current feasibility study), other mining and exploration projects in the Ballarat region and general corporate and working capital purposes.
The restructure marks a major step in the continued transformation of LGL, building on the significant operational improvements achieved by the company over the past 18 months.

1

The equity raising and the ensuing application of the proceeds will:
•	Achieve the Company’s objective of becoming an unhedged producer, effectively removing the Company’s forward sales of gold and providing investors with unhedged leverage to future movements in gold prices;

•	Increase cashflows in the short to medium term;

•	Provide LGL with greater certainty and financial flexibility to fund the proposed future expansion and development of mining and processing operations on Lihir Island in Papua New Guinea and at Ballarat, in Victoria, Australia; and

•	Position LGL as a leading, pure gold company in the Asia Pacific region, with developments under way and plans for further growth to increase gold production, reduce costs and improve returns for shareholders.
“This announcement is a milestone for LGL,” said Chairman Ross Garnaut.
“The company will emerge from this restructure with a strong financial base to secure full value for shareholders from the company’s impressive growth profile. The complete removal of hedges and full leverage to the gold price accord with the expressed preference of a high proportion of shareholders,” he said.
Chief Executive Arthur Hood said the restructure represented the next logical step in the rapid transformation of LGL.
“The company has made excellent progress in improving its operational performance over the last 18 months, demonstrated by the record production achieved in 2006. This restructure we have announced today enables us to reorganize our balance sheet, improve our financial structure and create a solid platform for the future,” he said.
Hedge Book and Gold Loan Repayment
Since 2005, LGL has not entered into any new gold hedge contracts and recently the Company’s hedge policy has been under review. The Board of LGL has now determined that gold production and sales are not to be hedged in order to leverage the Company fully to movements in the price of gold, in addition to providing the company with sufficient financial flexibility to achieve its stated objectives in the medium term.
To achieve these outcomes the Company has entered into a derivative contract to obtain gold in sufficient quantity to immediately neutralise the impact of its existing gold hedging contracts and gold loan and deliver that gold to close-out its hedging positions and repay its obligations under the gold loan. At the same time, the Company has established price protection off recent market levels for both the gold price and US$/A$ exchange rates.
Offer Structure
The Entitlement Offer has two components:
1.	Institutional Entitlement Offer:
Over the course of today and tomorrow, existing eligible institutional shareholders will be invited to participate in the Institutional Entitlement Offer. Institutional shareholders can choose to take up or not take up their entitlement.
A number of shares equivalent to those which would have been issued on exercise of the entitlements not taken up and to institutional shareholders who are ineligible to participate, will then be offered for subscription to selected institutional investors through the Institutional Bookbuild process, to be undertaken on 19 and 20 April.

2

Any positive difference between the Institutional Bookbuild price and the issue price will be paid to the institutional shareholders who did not participate in the Institutional Entitlement Offer. The Institutional Entitlement Offer has been fully underwritten by Goldman Sachs JBWere and Macquarie Equity Capital Markets, and will raise approximately $856 million1.
2.	Retail Entitlement Offer:
Existing eligible retail shareholders will be invited to participate in the Retail Entitlement Offer on the same terms as the Institutional Entitlement Offer under a prospectus which will be sent to retail shareholders following lodgement of the prospectus with ASIC and registration with the PNG Registrar of Companies.
Retail shareholders may choose to take up or not take up their entitlement. A number of shares equivalent to those which would have been issued on the exercise of the entitlements not taken up and to retail shareholders who are ineligible to participate, will be offered for subscription to selected institutional investors through a Retail Bookbuild process commencing on, or around 17 May.
Retail shareholders who do not take up their entitlement or who are ineligible to participate in the Retail Entitlement Offer will receive any positive difference between the Retail Bookbuild Price and the issue price. If fully subscribed, the Retail Entitlement Offer, which is not underwritten, will raise up to $214 million1 for the company.
Entitlements cannot be traded on ASX, POMSoX, NASDAQ or any other exchange, or privately transferred.
Placement
The Placement will be carried out in conjunction with the Institutional Bookbuild on 19 and 20 April. The number of shares to be issued will vary depending on the final Institutional Bookbuild price. The Placement is fully underwritten by Goldman Sachs JBWere and Macquarie Equity Capital Markets.
Key Dates
The company has requested that its shares be placed in a trading halt on ASX, POMSoX and NASDAQ pending the outcome of the Institutional Entitlement Offer and the Placement. Its shares are expected to remain in trading halt until Monday 23 April 2007.

Institutional Entitlement Offer
Trading halt for Lihir shares on ASX (2+2 business days)	Tuesday 17 April 2007

Institutional Entitlement Offer opens	Tuesday 17 April 2007

Institutional Entitlement Offer closes and Institutional Bookbuild opens	Thursday 19 April 2007

Institutional Bookbuild closes	Friday 20 April 2007

Settlement of Institutional Entitlement Offer and Institutional Bookbuild	Thursday 26 April 2007

New Shares issued under Institutional Entitlement Offer, Institutional Bookbuild and Placement expected to commence trading (on a normal settlement basis)	Friday 27 April 2007

[1]	Assuming an 80% institutional and 20% retail split of the LGL register as at the Record Date on 20 April, 2007

3

Key dates continued

Retail Entitlement Offer
Retail Entitlement Offer opens	Monday 23 April 2007

Retail Entitlement Offer closes	Friday 11 May 2007

Retail Bookbuild	Thursday 17 May 2007

Settlement of Retail Entitlement Offer and Retail Bookbuild	Wednesday 23 May 2007

New Shares issued under Retail Entitlement Offer and Retail Bookbuild expected to commence trading (on a normal settlement basis)	Friday 25 May 2007

Holding statements expected to be dispatched	Monday 28 May 2007

These dates are indicative only and subject to change. All times and dates refer to time and date in Sydney, Australia.
LGL’s corporate adviser is Caliburn Partnership and its legal advisers are Blake Dawson Waldron and Sullivan & Cromwell.
Full details of the transaction will be set out in a prospectus which is expected to be lodged with ASIC and registered with the PNG Registrar of Companies on or about Monday 23 April 2007.
Any eligible shareholder who wishes to participate in the Retail Entitlement Offer will need to complete the application form that will be in or will accompany the prospectus.
FOR FURTHER INFORMATION
LGL
General Manager Corporate Affairs: Joe Dowling
Ph: +61 7 3318 3308 Mobile: 0421 587 755
Joe.Dowling@lihir.com.pg
FOR INSTITUTIONAL/NOMINEE COMPANY ENQUIRIES
LGL Bookbuild Room
Ph: +61 (03) 9635 8078
NOT FOR RELEASE IN THE UNITED STATES
Neither the Entitlements nor the Shares have been registered under the U.S. Securities Act of 1933, as amended, or any U.S. state or other securities laws. The Entitlements and the Shares may not be offered, sold or otherwise transferred except (1) in compliance with the registration requirements of the Securities Act and any other applicable securities laws or (2) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

4